

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 24, 2008

Mr. Stephen M. Merrick
Executive VP and CFO
CTI Industries Corporation
22160 N. Pepper Road
Barrington, IL 60010

>   **RE: Form 10-K for the fiscal year ended December 31, 2007**
>   **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
>   **September 30, 2008**
>   **File No. 0-23115**

Dear Mr. Merrick:

        We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements

General

2. We have reviewed your response to prior comment 8. We note that you included the increase in property, plant and equipment acquired which were funded by liabilities in trade payables or other liabilities in your statement of cash flows. Please tell us what the related amounts were for the year ended December 31, 2007 and the quarters ended March 31, 2008 and June 30, 2008. Show us for each period what your statement of cash flows would look like if the related cash flows were not included until the period the amounts were actually paid. We assume that upon actual payment, they would be included in investing activities. Confirm that is what you did in your statement of cash flows for September 30, 2008 as well.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Item 1 – Financial Statements

General

3. We have reviewed your response to prior comment 22. It is unclear how you have met the disclosure requirements set forth in paragraphs 32-35 of SFAS 157 regarding assets and liabilities that are measured at fair value. Specifically, disclose the level within the fair value hierarchy in which your fair value measurements fall. Please advise or revise.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Stephen M. Merrick
CTI Industries Corporation
November 24, 2008
Page 3 of 3

        If you have any questions regarding these comments, please direct them to Jeffrey
Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at
(202) 551-3769.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief